UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-40460

KANZHUN LIMITED

18/F, GrandyVic Building,

Taiyanggong Middle Road

Chaoyang District, Beijing 100020

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit 99.1 – Announcement on The Stock Exchange of Hong Kong Limited Regarding Recent Trading Information, dated December 19, 2022

Exhibit 99.2 – Announcement on The Stock Exchange of Hong Kong Limited Regarding Previous Trading Day Information, dated December 20, 2022

Exhibit 99.3 – Announcement on The Stock Exchange of Hong Kong Limited Regarding Previous Trading Day Information, dated December 21, 2022

Exhibit 99.4 – Announcement on The Stock Exchange of Hong Kong Limited Regarding Previous Trading Day Information, dated December 22, 2022

Exhibit 99.5 – Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KANZHUN LIMITED

By	:	/s/ Yu Zhang
Name	:	Yu Zhang
Title	:	Director and Chief Financial Officer

Date: December 22, 2022